EXHIBIT 21.1

SUBSIDIARIES OF THE PARTNERSHIP

NAME OF SUBSIDIARY OR ORGANIZATION	STATE OF INCORPORATION OR FORMATION
Kilroy Realty Finance Partnership, L.P.	Delaware
Kilroy Services, LLC	Delaware
Kilroy Realty TRS, Inc.	Delaware
Kilroy Realty Management, L.P.	Delaware
Kilroy RB, LLC	Delaware
Kilroy RB II, LLC	Delaware
Kilroy Realty Northside Drive, LLC	Delaware